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Welcome to the 2011
Annual Meeting of
Capitol Federal Financial, Inc.

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Board of Directors

B. B. Andersen
John B. Dicus, *Chairman, President & CEO*
Morris J. Huey, II
Jeffrey M. Johnson
Michael T. McCoy, M.D.
Jeffrey R. Thompson
Marilyn S. Ward

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Capitol Federal Management

John B. Dicus, *Chairman, President & CEO*
R. Joe Aleshire, *Executive Vice President*
Larry K. Brubaker, *Executive Vice President*
Rick C. Jackson, *Executive Vice President*
Kent G. Townsend, *Executive Vice President*
Tara D. Van Houweling, *First Vice President*
Mary R. Culver, *Corporate Secretary*
James D. Wempe, *VP - Investor Relations*

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Safe Harbor Disclosure

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of the Capitol Federal Financial, Inc. to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in Capitol Federal Financial Inc.'s SEC reports. Actual results in future periods may differ materially from those currently expected. These forward-looking statements represent Capitol Federal Financial, Inc.'s judgment as of the date of this release. Capitol Federal Financial, Inc. disclaims, however, any intent or obligation to update these forward-looking statements.

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Selected Balance Sheet Data

(in thousands)	September 30, 2011	September 30, 2010
Total Assets	$ 9,450,799	$ 8,487,130
Loans	$ 5,149,734	$ 5,168,202
Deposits	$ 4,495,173	$ 4,386,310
Total Borrowings	$ 2,894,462	$ 3,016,980
Stockholders' Equity	$ 1,939,529	$ 961,950

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Financial Performance FY 2011

For the Fiscal Year Ended September 30, 2011

	Actual (GAAP)	Contribution to Foundation	Adjusted [1] (Non-GAAP)
	(Dollars in thousands, except per share data)		
Net income [2]	$38,403	($26,000)	$64,403
Operating expenses	132,317	40,000	92,317
Basic earnings per share	0.24	(0.16)	0.40
Diluted earnings per share	0.24	(0.16)	0.40

[1] The adjusted financial results and ratios are not presented in accordance with GAAP as the amounts and ratios exclude the effect of the contribution to the Foundation, net of income tax benefit.

[2] The net adjustment for the contribution to the Foundation of $26.0 million reflects the $14.0 million income tax benefit associated with the $40.0 million contribution.

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Financial Performance FY 2011

For the Fiscal Year Ended September 30, 2011

	Actual (GAAP)	Contribution to Foundation	Adjusted [1] (Non-GAAP)
Return on average assets	0.41%	(0.27)%	0.68%
Return on average equity	2.20	(1.49)	3.69
Operating expense ratio	1.40	0.42	0.98
Efficiency ratio	68.30	20.65	47.65
Non-performing assets to total assets	0.40	--	N/A
Equity to total assets	20.52	--	N/A

[1] The adjusted financial results and ratios are not presented in accordance with GAAP as the amounts and ratios exclude the effect of the contribution to the Foundation, net of income tax benefit.

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Payment of Dividends

- In fiscal year 2011, we paid 100% of our net income (exclusive of our contribution to the charitable foundation) in cash dividends.

- In 2012, we are committed to pay 100% of our net income in a combination of quarterly and special year-end cash dividends.

- CFFN declared a dividend of $0.075 per share on January 24, 2012.

Calendar Year 2011 Dividends

Regular quarterly dividends*	$ 48,460,045
"Welcome" dividend	96,838,953
Special year-end dividend (December)	16,193,381
Total cash dividends paid in calendar year 2011	$ 161,492,379

*paid in February, May, August, and November

Calendar Year Dividend History



*Excludes "welcome" dividend of $96.8 million paid in March 2011.

"True to Our Word"

- Second step conversion completed December 2010-- $1.18 billion raised
- Paid a "welcome" cash dividend of $0.60 per share
- During 2011, we paid all quarterly and special cash dividends, representing our commitment to pay 100% of earnings
- We repaid our Trust Preferred Securities
- We have expanded our network of correspondent lenders
- We have not taken undue risks with the capital raised—we have remained true to our business model

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Questions & Answers

Director Nominee – Reggie Robinson

Since 2010, Mr. Robinson has served as a Professor of Law at the Washburn University School of Law and as the Inaugural Director of the school's Center for Law and Government. Between 2002 and 2010, Mr. Robinson served as President and Chief Executive Officer of the Kansas Board of Regents, which provides strategic leadership for the state's public higher education system and oversees the state's six universities, 19 community colleges, six technical colleges and municipal university.



Thank you for attending.

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